UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

Navios Maritime Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Y62197119

(CUSIP Number)

Vasiliki Papaefthymiou, Esq.

N Shipmanagement Acquisition Corp.

85 Akti Miaouli Street, Piraeus, Greece 185 38

+302104595000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62197119

1	NAMES OF REPORTING PERSONS Angeliki Frangou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,174,560 (includes shares beneficially owned by Raymar Investments S.A., Amadeus Maritime S.A. and N Shipmanagement Acquisition Corp.) (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,174,560 (includes shares beneficially owned by Raymar Investments S.A., Amadeus Maritime S.A. and N Shipmanagement Acquisition Corp.) (1)
	10	SHARED DISPOSITIVE POWER 0

11

 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,174,560 (includes shares beneficially owned by Raymar Investments S.A., Amadeus Maritime S.A. and N Shipmanagement Acquisition Corp.) (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.8% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Includes vested options to purchase 250,000 shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Navios Maritime Holdings Inc. (the “Issuer”) held by Ms. Frangou and 31,219,224 shares of Common Stock issuable as of October 20, 2023 upon conversion of a Convertible Debenture described herein which shares of Common Stock are (although not yet issued) deemed outstanding and included pursuant to Rule 13d-3(d)(1)(i) under the Act. Under the terms of the Convertible Debenture, the number of shares of Common Stock issuable upon conversion thereof will increase to the extent that amounts outstanding under the Convertible Debenture increase.

(2)

Based on 54,295,674 shares of Common Stock, reflecting 22,826,450 shares of Common Stock issued and outstanding as of October 20, 2023, based on information provided by the Issuer, plus the 31,469,224 shares of Common Stock in the aggregate underlying vested options and the Convertible Debenture described herein as of October 20, 2023 which shares of Common Stock are (although not yet issued) deemed outstanding and included pursuant to Rule 13d-3(d)(1)(i) under the Act.

Page 2 of 8 Pages

CUSIP No. Y62197119

1	NAMES OF REPORTING PERSONS Amadeus Maritime S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,272,793
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,272,793
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,272,793
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 22,826,450 shares of Common Stock issued and outstanding as of October 20, 2023, based on information provided by the Issuer.

Page 3 of 8 Pages

CUSIP No. Y62197119

1	NAMES OF REPORTING PERSONS Raymar Investments S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,374,219
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,374,219
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,374,219
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 22,826,450 shares of Common Stock issued and outstanding as of October 20, 2023, based on information provided by the Issuer.

Page 4 of 8 Pages

CUSIP No. Y62197119

1	NAMES OF REPORTING PERSONS N Shipmanagement Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,219,224 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,219,224 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,219,224 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.8% (2)
14	TYPE OF REPORTING PERSON CO

(1)

Represents 31,219,224 shares of Common Stock issuable, as of October 20, 2023, upon conversion of a Convertible Debenture described herein which shares of Common Stock are (although not yet issued) deemed outstanding and included pursuant to Rule 13d-3(d)(1)(i) under the Act. Under the terms of the Convertible Debenture, the number of shares of Common Stock issuable upon conversion thereof will increase to the extent that amounts outstanding under the Convertible Debenture increase.

(2)

Based on 54,045,674 shares of Common Stock, reflecting 22,826,450 shares of Common Stock issued and outstanding as of October 20, 2023, based on information provided by the Issuer, plus the 31,219,224 shares of Common Stock underlying the Convertible Debenture described herein as of October 20, 2023 which shares of Common Stock are (although not yet issued) deemed outstanding and included pursuant to Rule 13d-3(d)(1)(i) under the Act.

Page 5 of 8 Pages

Explanatory Note

Except as specifically amended and supplemented by this Amendment No. 19 (this “Amendment No. 19”), and by Amendment No. 1 filed on February 2, 2005, Amendment No. 2 filed on May 27, 2005, Amendment No. 3 filed on July 29, 2005, Amendment No. 4 filed on February 16, 2006, Amendment No. 5 filed on May 18, 2007, Amendment No. 6 filed on June 5, 2007, Amendment No. 7 filed on October 28, 2010, Amendment No. 8 filed on April 29, 2014, Amendment No. 9 filed on May 15, 2015, Amendment No. 10 filed on April 12, 2007, Amendment No. 11 filed on April 13, 2018, Amendment No. 12 filed on September 9, 2019, Amendment No. 13 filed on January 10, 2022, Amendment No. 14 filed on April 7, 2022, Amendment No. 15 filed on July 8, 2022, Amendment No. 16 filed on August 5, 2022, Amendment No. 17 filed on September 13, 2022 and Amendment No. 18 filed on September 13, 2023, all other disclosure contained in the Schedule 13D filed by the Reporting Persons on December 16, 2004 (the “Original Schedule 13D”) remain in full force and effect. The Original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 of this Amendment No. 19.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

Merger Agreement

On October 22, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with N Logistics Holdings Corporation (“NLHC”), a company affiliated with Ms. Frangou, Navigation Merger Sub Inc., a wholly owned subsidiary of NLHC (“Merger Sub”) and, for limited purposes, N Shipmanagement Acquisition Corp. (“NSC”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”). Upon consummation of the Merger, the Issuer will become wholly owned by NLHC.

The Merger Agreement was negotiated and unanimously approved by a special committee of the board of directors of the Issuer consisting solely of independent and disinterested directors (the “Special Committee”). The Merger Agreement was also approved by the Issuer’s board of directors by unanimous vote of the directors not affiliated with NLHC or its affiliates.

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock outstanding immediately prior to the Effective Time (other than shares of Common Stock held by (i) the Issuer or any of its subsidiaries or (ii) NLHC or Merger Sub) will be converted into the right to receive $2.28 per share in cash, without interest and subject to any applicable withholding taxes. The consideration payable in the Merger will come from cash on hand held by NLHC and its affiliates.

The closing of the Merger is subject to customary closing conditions, including, among others, the approval of the Merger Agreement and the Merger by the affirmative vote of the holders of outstanding shares of the Issuer representing a majority of the total votes entitled to be cast on the Merger by the holders of all outstanding shares of the Issuer.

Under the Merger Agreement, the Issuer has agreed to hold a special meeting of its stockholders (the “Issuer Stockholders’ Meeting”) to vote on the Merger Agreement and the Merger. Under the terms of the Merger Agreement, unless the Special Committee withdraws its recommendation in favor of the Merger, NSC, the holder of shares of the Issuer representing a majority of the total votes entitled to be cast on the Merger by the holders of all outstanding shares of the Issuer, will be required to vote or cause to be voted the shares of the Issuer beneficially owned by it in favor of the Merger and the Merger Agreement at the Issuer Stockholders’ Meeting.

Upon consummation of the Merger, the shares of Common Stock will be delisted from the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934 as promptly as practicable after the Effective Time.

Page 6 of 8 Pages

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 99.6 and which is incorporated herein by reference.

Convertible Debenture Amendment

In connection with the execution of the Merger Agreement, on October 22, 2023, the Issuer and NSC entered into Amendment No. 1 (the “Convertible Debenture Amendment”) to the Convertible Debenture (the “Convertible Debenture”), dated January 3, 2022, by and between the Issuer and NSC (as transferee of Navios Shipmanagement Holdings Corporation), to provide, among other things, that no adjustment to the conversion terms of the Convertible Debenture shall occur in connection with, or by reason of, the Merger and that the event of default under the Convertible Debenture that will occur by reason of the shares of Common Stock being delisted from the New York Stock Exchange shall not occur for 45 days after the closing of the Merger.

The foregoing description of the Convertible Debenture Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Convertible Debenture Amendment, a copy of which is attached hereto as Exhibit 99.7 and which is incorporated herein by reference.

Item 5. Interest in Securities of Issuer.

(a) Ms. Frangou beneficially owns and has the sole voting power and/or dispositive power over an aggregate of 35,174,560 shares of Common Stock, such shares representing approximately 64.8% of the issued and outstanding shares of Common Stock of the Issuer based on 22,826,450 shares of Common Stock issued and outstanding as of October 20, 2023, based on information provided by the Issuer, plus the 31,469,224 shares of Common Stock in the aggregate underlying vested options and the Convertible Debenture described herein which shares of Common Stock are (although not yet issued) deemed outstanding and included pursuant to Rule 13d-3(d)(1)(i) under the Act. The number of shares beneficially owned by Ms. Frangou includes vested options to purchase 250,000 shares of Common Stock held by Ms. Frangou, as well as 1,272,793 shares of Common Stock owned indirectly through Amadeus Maritime S.A., 1,374,219 shares of Common Stock owned indirectly through Raymar Investments S.A., and the 31,219,224 shares of Common Stock that are (although not yet issued) issuable upon conversion of a Convertible Debenture described herein as of October 20, 2023 owned indirectly through N Shipmanagement Acquisition Corp.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 of this Amendment No. 19.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following:

Exhibit Number	Description

99.6	Agreement and Plan of Merger, dated October 22, 2023, by and among N Logistics Holdings Corporation, Navigation Merger Sub Inc., Navios Maritime Holdings Inc., and, for limited purposes, N Shipmanagement Acquisition Corp. (incorporated by reference to Exhibit 2.1 of the Form 6-K filed by Navios Maritime Holdings Inc. on October 24, 2023).

99.7	Amendment No. 1, dated October 22, 2023, to the Convertible Debenture, dated January 3, 2022, by and between Navios Maritime Holdings Inc. and N Shipmanagement Acquisition Corp. (as transferee of Navios Shipmanagement Holdings Corporation) (incorporated by reference to Exhibit 4.1 of the Form 6-K filed by Navios Maritime Holdings Inc. on October 24, 2023).

Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2023

/s/ Angeliki Frangou Angeliki Frangou

Amadeus Maritime S.A.

By:	/s/ Brigido Navarro
Name: Brigido Navarro
Title: President

Raymar Investments S.A.

By:	/s/ Victor Alvarado
Name: Victor Alvarado
Title: President

N Shipmanagement Acquisition Corp.

By:	/s/ Brigido Navarro
Name: Brigido Navarro
Title: President

Page 8 of 8 Pages